AmeriPrime Funds Amendment No.11

                         Agreement & Declaration of Trust

1. Pursuant to Section 4.1 of the Agreement and Declaration of Trust of AmeriPrime Funds and effective upon the execution of this document, the undersigned, being a majority of the trustees of AmeriPrime Funds, hereby change the name of the "Jumper Strategic Reserve Fund" to the "Jumper Strategic Advantage Fund".

2. This document shall have the status of an Amendment to said Agreement and Declaration of Trust, and may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

/s/
Steve L. Cobb

/s/
Gary Hippenstiel
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